Via Facsimile and U.S. Mail
Mail Stop 4720

December 10, 2009

Stephen Anderson
Chief Financial Officer and Secretary
OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021

Re: OncoGenex Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on Schedule 14A
File Number: 033-80623

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statement
Note 9. Income Tax, page 77

1. Please revise your disclosure regarding the rate reconciliation to clarify what the line items "Expenses (income) not deducted (included) for tax purposes, "Reversal of pre transaction income" and "Part VI.I tax" represent and disclose the reasons for significant fluctuations in these line items from year to year. In addition, disclose the reason for adjustments in 2007 and 2006 for "effect of tax rate changes on deferred

tax assets and liabilities" as you have only disclosed a tax rate change for 2008 from 34.12% to 34%.

Definitive Proxy Statement filed on Schedule 14A

<u>Compensation Discussion and Analysis</u>
<u>2008 Named Executive Officer Compensation</u>
<u>Cash Incentives, page 24</u>

2. Your Compensation Discussion and Analysis does not provide sufficient disclosure regarding the corporate objectives used to determine your executive officers' short-term incentive award. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

    - The corporate objectives; and
    - A discussion of how the level of achievement will affect the actual bonuses to be paid.

Please confirm that you will also disclose the achievement of these objectives. To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

To the extent that you are concerned about the release of this information prior to the end of your fiscal year, you may request confidential treatment pursuant to Rule 83. In order to do this, please file on EDGAR your supplemental response requesting confidential treatment under Rule 83, redacting the information you argue to be confidential. Please note that only those words, numbers and phrases for which confidentiality is necessary should be redacted. Further, an unredacted copy of your supplemental response requesting Rule 83 treatment must be mailed directly to the Staff.

Additionally, please note that in order to keep your performance metrics confidential pursuant to Instruction 4 to Item 402(b) of Regulation S-K you must submit an analysis supporting your conclusion that you are likely to suffer competitive harm if the information is disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company.

Long-Term Incentive Awards, page 25

3. We note your disclosure on page 25 that a component of long-term incentive award determination is based on individual performance. Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine the amount of equity granted to your executive officers. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

- The performance objectives; and
- A discussion of how the level of achievement will affect the actual amounts of equity granted.

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. Please also confirm that you will disclose the level of achievement of these objectives.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Anderson
OncoGenex Pharmaceuticals, Inc.
December 10, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant